UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)

Telecom Italia S.p.A.

(Name of Issuer)

Common Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10
(CUSIP Number)

Michele Amendolagine
Head of Corporate Affairs
Assicurazioni Generali S.p.A.
Piazza Duca degli Abruzzi, 2
Trieste 34132, Italy
011 39 040 67 1111

February 29, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 87927W10	Page 2 of 25 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Assicurazioni Generali S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 3 of 25 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alleanza Toro S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 4 of 25 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INA Assitalia S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,952
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 17,952
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,604,859 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 5 of 25 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Generali Lebensversicherung AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 6 of 26 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Generali Vie S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

This Amendment No. 6 amends the Statement on Schedule 13D, dated October 30, 2007, as subsequently amended (the “Schedule 13D”), filed by Assicurazioni Generali S.p.A. (“Assicurazioni Generali”), a company incorporated under the laws of the Republic of Italy, and by Alleanza Toro S.p.A. (formerly known as Alleanza Assicurazioni S.p.A.), INA Assitalia S.p.A. (each incorporated under the laws of the Republic of Italy), Generali Lebensversicherung AG (formerly known as Volksfürsorge Deutsche Lebensversicherung AG) (incorporated under the laws of the Federal Republic of Germany), and Generali Vie S.A. (incorporated under the laws of the Republic of France), the latter four companies each belonging to the Assicurazioni Generali group (the “Other Generali Investors” and, together with Assicurazioni Generali, “Generali”), with respect to the ordinary shares, euro 0.55 par value per share (the “Telecom Italia Shares”), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy (“Telecom Italia”).  The relationships between the Generali companies and their interests in the Telecom Italia shares are described in detail in the previously filed Amendment No. 2 to the Schedule 13D.  Capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Schedule 13D.

Introduction.

On April 28, 2007, a group of investors (the “Investors”) made up of Assicurazioni Generali (together with the Other Generali Investors that became investors on October 25, 2007 pursuant to the October 25th Amendment (as defined below)), Sintonia S.A. (“SI”), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”), Mediobanca S.p.A. (“Mediobanca”) and Telefónica S.A., the Spanish-based telecommunications operator (“Telefónica”), entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the “October 25th Amendment”), the “Co-Investment Agreement”).  The Co-Investment Agreement established the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 subsequently transformed into an Italian joint stock company and renamed as Telco S.p.A. (“Telco”), an Italian corporation.  On November 15, 2007, the registered office of Telco was transferred to Via Filodrammatici 3, Milan, Italy.

Through Telco, the Investors purchased the entire share capital of Olimpia S.p.A. (“Olimpia”), which in turn held at that time 2,407,345,359 Telecom Italia Shares, or approximately 18% of the ordinary share capital, of Telecom Italia, from Pirelli & C. S.p.A. and Sintonia S.p.A. and SI (together, “Sintonia”).  The closing of the purchase of the entire share capital of Olimpia, divided into 4,630,233,510 ordinary shares (the “Olimpia Shares”) pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the announcement of forthcoming governmental approvals from the Brazilian telecommunications authority on October 23, 2007 (the “Announcement”), an unofficial English translation of which was previously filed on Schedule 13D as Exhibit 11.

In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, on October 25, 2007 pursuant to the Co-Investment Agreement, Generali and Mediobanca contributed to Telco the Telecom Italia Shares they held on that date.  These shares amounted to 5.6% of Telecom Italia’s ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia’s ordinary share capital, and brought Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%.  Copies of the Co-Investment Agreement and the October 25th Amendment were previously filed on Schedule 13D as Exhibits 3 and 9, respectively.

On April 28, 2007, the Investors also entered into a shareholders agreement (as subsequently amended, the “Shareholders Agreement”), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco’s shares and any Olimpia Shares or Telecom Italia Shares directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia’s by-laws.  A copy of the Shareholders Agreement was previously filed on Schedule 13D as Exhibit 5.

Pursuant to the October 25th Amendment, the Investors acknowledged the content of the Announcement and each of the Investors undertook to implement the content thereof through appropriate actions within the time frame set forth therein.  On November 19, 2007, the Investors entered into an Amendment to the Shareholders (the “November 19th Amendment”) to address the content of the Announcement, and each of the Investors undertook to implement such content through appropriate legal measures and actions including amending the Shareholders Agreement and by-laws of Telco as provided in the November 19th Amendment.  A copy of the November 19th Amendment was previously filed as Exhibit 14 and an unofficial English translation of the amended and restated by-laws of Telco was previously filed on Schedule 13D as Exhibit 15.

Separately, on November 6, 2007, pursuant to the Shareholders Agreement, Telco and Telefónica  entered into a call option agreement (the “Telefónica Option Agreement”) to grant Telefónica an option to purchase Telecom Italia Shares or Olimpia Shares, as the case may be, from Telco in the event that a decision to dispose or encumber Telecom Italia Shares or Olimpia Shares, as the case may be, or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefónica is a dissenting party.  A copy of the Telefónica Option Agreement was previously filed on Schedule 13D as Exhibit 16.  On November 15, 2007, pursuant to Article 5 of the Telefónica Option Agreement, Olimpia adhered to and accepted all the terms and conditions of the Telefónica Option Agreement.  A copy of the Olimpia adherence letter was previously filed on Schedule 13D as Exhibit 17.

In March 2008, Telco acquired 121,530,000 Telecom Italia Shares, representing 0.91% of Telecom Italia’s ordinary share capital.  As a result, Telco’s holding in Telecom Italia increased from 23.6% to 24.5% equal to 3,278,702,623 Telecom Italia Shares.

On October 28, 2009, SI requested, pursuant to Article 11(b) of the Shareholders Agreement, the non-proportional de-merger of Telco, with the assignment of its pro rata share of the assets and liabilities of Telco (comprised of Telecom Italia Shares held by Telco representing approximately 2.06% of Telecom Italia’s ordinary share capital (the “SI Telecom Shares”)).

On the same date the Investors other than SI, namely Intesa Sanpaolo, Mediobanca, Generali and Telefónica (collectively, the “Remaining Shareholders”) acknowledged SI’s decision and, by entering into a renewal agreement dated October 28, 2009 and effective as of April 28, 2010 (the “Renewal Agreement”), agreed (i) not to request the non-proportional de-merger of Telco, with the assignment of their corresponding share of Telecom Italia Shares at that time; and (ii) to renew the Shareholders Agreement for an additional term of three years until April 27, 2013 substantially on the same terms and conditions, except to provide that (a) the right of the Remaining Shareholders to request the non-proportional de-merger of Telco not later than six months prior to the new expiry date will only be exercisable in the period between October 1, 2012 and October 28, 2012, and (b) for an early withdrawal right period exercisable between April 1, 2011 and April 28, 2011 (such Shareholders Agreement, as amended and renewed, the “New Shareholders Agreement”).  A copy of the Renewal Agreement was previously filed on Schedule 13D as Exhibit 18 and a copy of the joint press release, dated October 28, 2009, issued by the Remaining Shareholders announcing the events described above was previously filed on Schedule 13D as Exhibit 20.

The Remaining Shareholders also agreed, in the Renewal Agreement, to consider and evaluate – together with SI – mutually agreed alternative ways to permit SI to exit Telco, other than through non-proportional de-merger.

In connection with the Renewal Agreement, separately on October 28, 2009, Telco and Telefónica entered into an amendment deed to the Telefónica Option Agreement (the “Amendment to Telefónica Option Agreement”) (i) to extend the term of the Telefónica Option Agreement to coincide with the expiration date of the New Shareholders Agreement, and (ii) to exempt certain transactions regarding the Telecom Italia Shares, namely those related to an alternative method agreed by the Remaining Shareholders exercise the de-merger and early withdrawal rights pursuant to Article 11(b) of the Shareholders Agreement.  A copy of the Amendment to Telefónica Option Agreement was previously filed on Schedule 13D as Exhibit 19.

The terms of SI’s exit were approved on November 26, 2009, when an extraordinary general meeting of the Telco shareholders unanimously approved a proposal of the Telco board of directors to permit SI to exit Telco in a single transaction consisting of two parts (the “SI Exit Transaction”).  The SI Exit Transaction was concluded on December 22, 2009 when Telco and SI executed a purchase and sale agreement (the “SI Exit Agreement”), pursuant to which: (i) SI acquired the SI Telecom Shares from Telco for consideration of euro 605,254,575.20 (equal to a price of euro 2.20 for each SI Telecom Share) (the “SI Telecom Share Transfer”), and (ii) Telco voluntarily reduced its share capital by acquiring and cancelling SI’s Telco shares (equal to 162,752,995 class A shares, constituting 8.39% of Telco’s share capital) for consideration of euro 293,461,160.95 (equal to a price of approximately euro 1.80 for each Telco share), equal to the pro rata net asset value of SI’s interest in Telco as of December 15, 2009 (the “Telco Share Capital Reduction”).

Because cash consideration was payable under the SI Exit Agreement by both Telco and SI, pursuant to the SI Exit Agreement only a single net cash payment was made by SI of euro 311,793,414.25 (equal to the cash consideration due from SI to Telco of euro 605,254,575.20 in respect of the SI Telecom Share Transfer minus the cash consideration due from Telco to SI of euro 293,461,160.95 in respect of the Telco Share Capital Reduction).  An unofficial translation of the SI Exit Agreement is filed as Exhibit 21 hereto and the related Telco press release, dated December 22, 2009, is filed as Exhibit 22 hereto.

On December 22, 2009 the Remaining Shareholders and Telco entered into a framework agreement (the “Framework Agreement”) pursuant to which the Remaining Shareholders agreed, among other things, to take certain actions and enter into certain transactions in order to permit Telco (a) to comply with its obligations under its existing credit facilities, and (b) to refinance its financial indebtedness maturing in January 2010.

Consistent with the Framework Agreement, on January 11, 2010 Telco entered into a euro 1.3 billion loan agreement (the “New Refinancing Facility”) with Société Générale, UniCredit Corporate Banking S.p.A., Intesa Sanpaolo and Mediobanca, as lenders (collectively, the “Senior Lenders”).  The New Refinancing Facility matures on May 31, 2012 and is guaranteed by a pledge (the “Pledge”) in favor of the Senior Lenders over certain Telecom Italia Shares held by Telco (the “Pledged Shares”).

Also on January 11, 2010 in connection with the New Refinancing Facility, the Non-Exiting Shareholders entered into an amendment agreement to the New Shareholders Agreement (the “Amendment Agreement”) pursuant to which the Remaining Shareholders: (i) confirmed that each Remaining Shareholder would endeavor to provide financial support to Telco on a pro rata basis (in proportion to its respective shareholding in Telco); (ii) established the terms and conditions upon which each Remaining Shareholder may provide such support by means of a cash injection if necessary under the New Refinancing Facility; and (iii) established the terms and conditions that would govern the Remaining Shareholders’ option to acquire the Pledged Shares from the Senior Lenders (the “Call Option”) in the event that the Senior Lenders acquire any of the Pledged Shares by enforcing the Pledge.  Further, on January 11, 2010, the terms of the Call Option were agreed between the Remaining Shareholders and the Senior Lenders in a separate option agreement (the “Pledged Shares Option Agreement”).  Copies of the Amendment Agreement, the Pledged Shares Option Agreement is filed as Exhibit 24 hereto and the Telco press release announcing the events described above, dated January 11, 2010, were previously filed on Schedule 13D as Exhibit 23, Exhibit 24 and Exhibit 25, respectively.

On October 6, 2010, the Remaining Shareholders, Telco, certain companies controlled by Telefónica, Telecom Italia and certain companies controlled by Telecom Italia entered into a “compromiso” (the “Compromiso”) in order to terminate certain administrative and judicial proceedings in Argentina related to the Telco investment in Telecom Italia.  The Compromiso was required in order for the Argentinean authorities to approve the Telco investment in Telecom Italia and it was accepted by the competent Argentinean authorities on October 13, 2010.  Pursuant to an amendment to the New Shareholders Agreement dated as of December 10, 2010 (the “2010 Amendment Agreement”), the Remaining Shareholders implemented the Compromiso by inserting an additional clause into the New Shareholders Agreement related to the governance of Telco and Telecom Italia with respect to the operations of Telecom Italia, Telefónica and their respective group companies which offer telecommunications, Internet, data, radio, media and substitute services in Argentina (the “Activities in the Argentinean Market”).  A copy of the 2010 Amendment Agreement is filed as Exhibit 26 hereto.

On February 29, 2012, the Remaining Shareholders entered into a renewal agreement (the “Second Renewal Agreement”) in which the parties agreed to terminate, effective the date of the Second Renewal Agreement, the New Shareholders Agreement and enter into another shareholders agreement for a period of three years on the same terms and conditions set out in the original Shareholders Agreement dated as of April 28, 2007 between the Remaining Shareholders and SI, as subsequently amended and supplemented in 2007, 2009, 2010 and pursuant to the 2010 Amendment Agreement, subject to the amendments and integrations set forth therein (the “2012 Shareholders Agreement”).  Further, on February 29, 2012, the call option granted to Telefónica to purchase shares of Telecom Italia held by Telco pursuant to Clause 8.5(a) of the New Shareholders Agreement was extended to February 28, 2015 pursuant to an amendment deed to the Telefónica Option Agreement (the “Telefónica Option Amendment Deed”) entered into between Telefónica and Telco.  A copy of the Second Renewal Agreement is filed as Exhibit 27 hereto and a copy of the Telefónica Option Amendment Deed is filed as Exhibit 28 hereto.

Also on February 29, 2012, the Remaining Shareholders undertook to take actions to ensure the refinancing of Telco’s financial indebtedness through the most appropriate financing instruments in proportion to their respective shareholdings of Telco.  A copy of the Telco press release related to the events described above, dated February 29, 2012, is filed as Exhibit 29 hereto.

Items 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 5. Interest in Securities of the Issuer.

Following the SI Exit Transaction, Generali, through its interest in Telco, may be deemed to beneficially own 3,003,586,907 Telecom Italia Shares, representing approximately 22.4% of the outstanding Telecom Italia Shares.  Generali may be deemed to have shared power to vote, or direct the vote, and shared power to dispose, or direct the dispositions, of such Telecom Italia Shares.

In addition, INA Assitalia S.p.A. may be deemed to have sole power to vote or direct the vote of 17,952 Telecom Italia Shares, representing approximately 0.00013% of the outstanding Telecom Italia Shares, and sole power to dispose or direct the disposition of 17,952 Telecom Italia Shares.  These shares are not currently to be contributed to Telco.

The beneficial ownership of Telecom Italia Shares by the persons listed in Annexes A-1, A-2, A-3, A-4 and A-5 to this Amendment No. 6, if any, is indicated next to such person’s name in such Annexes.  To the best of Assicurazioni Generali’s and each of the Other Generali Investors’ knowledge, as applicable, and except as otherwise indicated in such Annexes, such persons have sole voting and dispositive power over the Telecom Italia Shares that they beneficially own, if any.  Other than as disclosed in such Annexes, over the last sixty days, the persons listed in Annexes A-1, A-2, A-3, A-4 and A-5 have not effected proprietary transactions in Telecom Italia Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

2010 AMENDMENT AGREEMENT

The description of the 2010 Amendment Agreement in the Introduction to this Amendment No. 6 is incorporated herein by reference.

As a result of the 2010 Amendment Agreement, Telefónica and any person designated by Telefónica in Telco and/or any other company directly or indirectly controlled or participated in by Telco or Telecom Italia are prohibited from participating in, or voting with respect to, or vetoing decisions related to, deliberations in connection with the Activities in the Argentinean Market.  In addition, Telefónica is prohibited from naming any person to the management, board of directors or board of auditors in companies directly or indirectly controlled by Telecom Italia and its controlled companies that undertake Activities in the Argentinean Market.  Further, Telefónica is prohibited from appointing in Telco and Telecom Italia any person that is simultaneously a member of the board of directors or an employee of Telefónica de Argentina S.A. or Telefónica Móviles Argentina S.A.  Finally, Telefónica is prohibited from exercising direct or indirect control on any company controlled by Telecom Italia which carries out Activities in the Argentinean Market, including pursuant to the provisions of the New Shareholders Agreement.

The provisions described above related to the Compromiso as well as prohibitions with respect to relationships between the companies controlled by Telefónica and Telecom Italia carrying out Activities in the Argentinean Market will remain in full force and effect in the event of a de-merger of Telco.  The 2010 Amendment Agreement also amends and integrates the by-laws of Telco to establish certain procedural devices to prohibit Telefónica’s participation in decisions related to Telecom Italia’s Activities in the Argentinean Market.

The foregoing summary of certain material provisions of the 2010 Amendment Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 26 hereto.

SECOND RENEWAL AGREEMENT

The description of the Second Renewal Agreement in the Introduction to this Amendment No. 6 is incorporated herein by reference.

Pursuant to the Second Renewal Agreement the parties agreed to terminate, effective the date thereof, the New Shareholders Agreement and enter into the 2012 Shareholders Agreement for a period of three years as of February 29, 2012.  The expiry date of the 2012 Shareholders Agreement is February 28, 2015 (the “New Expiry Date”).  The terms of the 2012 Shareholders Agreement are substantially the same as the terms of the New Shareholders Agreement, except for the following modifications.

Each of the Remaining Shareholders’ right to request to the other Remaining Shareholders the non-proportional de-merger of Telco pursuant to Article 11 of the 2012 Shareholders Agreement will only be exercisable by each of the Remaining Shareholders by sending a de-merger notice between August 1, 2014 and August 28, 2014 (the “Final Notice Period”).  Following such notice, the de-merger must be completed within a reasonable time frame, but in no case later than six months following the later of (i) the receipt of the notice or (ii) the receipt of any required authorizations.  In the event that one or more Remaining Shareholders give such written notice of de-merger in the last five days of the Final Notice Period, then such period will be extended until September 3, 2014.  In the event that one of the Remaining Shareholders requires the de-merger of Telco (the “Exiting Party”), the 2012 Shareholders Agreement will continue in full force and effect (a) with respect to the Exiting Party, until the earlier of the date of completion of the de-merger and the New Expiry Date and (b) with respect to the other Remaining Shareholders that will not have exercised such right to require the de-merger, until the New Expiry Date.

In addition to the foregoing right to require the de-merger of Telco pursuant to Article 11 of the 2012 Shareholders Agreement, each Remaining Shareholder will also have the right to withdraw from the 2012 Shareholders Agreement (the “Right to Withdraw”) and require the other Remaining Shareholders to cause the non-proportional de-merger of Telco pursuant to Article 11(b) of the 2012 Shareholders Agreement by sending a notice between September 1, 2013 and September 28, 2013 (the “Anticipated Notice Period”).  Following such notice, the de-merger must be completed within a reasonable time frame, but in no case later than six months following the later of (i) the receipt of the notice or (ii) the receipt of any required authorizations.  In the event that one or more Remaining Shareholders give such written notice of de-merger in the last five days of the Anticipated Notice Period, then such period will be extended until October 3, 2013.  In the event that one of the Remaining Shareholders requires the de-merger of Telco, the 2012 Shareholders Agreement will continue in full force and effect (a) with respect to the Exiting Party, until the earlier of the date of completion of the de-merger and the New Expiry Date and (b) with respect to the other Remaining Shareholders that will not have exercised the Right to Withdraw, until the New Expiry Date.

The foregoing summary of certain material provisions of the Second Renewal Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 27 hereto.

TELEFÓNICA OPTION AMENDMENT DEED

The description of the Telefónica Option Amendment Deed in the Introduction to this Amendment No. 6 is incorporated herein by reference.

In addition to the extension of the Telefónica Option Agreement to the New Expiry Date, the Telefónica Option Amendment Deed confirmed that in the event that (i) all Remaining Shareholders agree to an alternative method for a relevant Exiting Party to exercise its Right to Withdraw, and (ii) the Telco board of directors resolves to transfer Telecom Shares to such Exiting Party, then the Telecom Shares subsequently transferred to such Exiting Party pursuant to such board resolution will no longer be subject to the Telefónica Option Agreement.

The foregoing summary of certain material provisions of the Telefónica Option Amendment Deed does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 28 hereto.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 26:
Amendment to Shareholders Agreement, dated December 10, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

Exhibit 27:
Second Renewal Agreement, dated February 29, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

Exhibit 28:	Amendment Deed to the Call Option, dated February 29, 2012, between Telefónica and Telco

Exhibit 29:	Telco S.p.A. press release, dated February 29, 2012

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2012

ASSICURAZIONI GENERALI S.P.A.

/s/ Authorized Signatory
Signature

Name/Title

/s/ Authorized Signatory
Signature

Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2012

ALLEANZA TORO S.P.A.

/s/ Authorized Signatory
Signature

Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2012

INA ASSITALIA S.P.A.

/s/ Authorized Signatory
Signature

Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2012

GENERALI LEBENSVERSICHERUNG AG

/s/ Authorized Signatory
Signature

Name/Title

/s/ Authorized Signatory
Signature

Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2012

GENERALI VIE S.A.

/s/ Authorized Signatory
Signature

Name/Title

ANNEX A-1

DIRECTORS AND EXECUTIVE OFFICERS OF ASSICURAZIONI GENERALI

The name, title, present principal occupation or employment of each of the directors and executive officers of Assicurazioni Generali are set forth below.  The business address of each director and executive officer is Assicurazioni Generali’s address.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Assicurazioni Generali.  Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

Office	Name and surname	Position	Telecom Italia Shares Beneficially Owned
Chairman	Gabriele Galateri di Genola	Chairman, Non-executive Director, Chairman of Executive Committee, Chairman of the Appointments and Corporate Governance Committee, Chairman of the Social and Environmental Committee	352,000 ordinary shares and 176,000 savings shares
Vice-Chairman	Alberto Nicola Nagel	Non-executive Director, Member of the Executive Committee, Member of the Appointments and Corporate Governance Committee	None
Vice-Chairman	Vincent Bolloré*	Vice-chairman, Non-executive Director, Member of the Executive Committee	None
Vice-Chairman	Francesco Gaetano Caltagirone	Vice-chairman, Independent Director, Non-executive Director, Member of the Executive Committee, Member of the Investments Committee	None
Group CEO and Managing Director	Giovanni Perissinotto	Executive Director, Chairman of the Corporate Investments Committee, Member of the Executive Committee, General Manager	103,049 ordinary shares

Office	Name and surname	Position	Telecom Italia Shares Beneficially Owned
Managing Director	Sergio Balbinot	Executive Director, Member of the Executive Committee, General Manager	None
Director	Cesare Calari	Non-executive Director, Independent Director, Member of the Control and Risk Committee, Member of the Committee for the evaluation of Related Party Transactions, Minority Director	None
Director	Carlo Carraro
Non-executive Director,
Independent Director,
Member of the Control and Risk Committee,
Member of the Committee for the evaluation of Related Party Transactions,
Member of the Social and Environmental Committee,
Minority Director
None
Director	Diego Della Valle	Non-executive Director, Independent Director	None
Director	Angelo Miglietta	Executive Director, Independent Director, Member of the Executive Committee, Member of the Control and Risk Committee	None
Director	Reinfried Pohl**	Non-Executive Director	None
Director	Petr Kellner***	Non-executive Director, Member of the Investments Committee	None
Director	Paola Sapienza	Independent Director, Non-executive Director, Minority Director, Member of the Control and Risk Committee, Member of the Committee for the evaluation of Related Party Transactions	None

Office	Name and surname	Position	Telecom Italia Shares Beneficially Owned
Director	Lorenzo Pellicioli	Non-executive Director, Independent Director, Member of the Executive Committee, Member of the Appointments and Corporate Governance Committee, Member of the Remuneration Committee	None
Director	Paolo Scaroni
Non-executive Director,
Independent Director,
Member of the Appointments and Corporate Governance Committee,
Member of the Committee for the evaluation of Related Party Transactions,
Member of the Social and Environmental Committee,
Chairman of the Remuneration Committee
None
Director	Alessandro Pedersoli
Independent Director,
Non-executive Director,
Chairman of the Control and Risk Committee,
Chairman of the Committee for the evaluation of Related Party Transactions,
Member of the Appointments and Corporate Governance Committee
None
Director	Francesco Saverio Vinci	Non-executive Director, Member of the Remuneration Committee	12,892 ordinary shares and 27,000 savings shares

*	French citizen.
**	German citizen.
***	Czech citizen.

ANNEX A-2

DIRECTORS AND EXECUTIVE OFFICERS OF ALLEANZA TORO S.P.A.

The name, title and information on ownership in Telecom Italia Shares of each of the directors and executive officers of Alleanza Toro S.p.A. are set forth below.  The business address of each director and executive officer is Alleanza Toro S.p.A.’s address.  Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

Office	Name and surname	Telecom Italia Shares Beneficially Owned
Chairman	Luigi De Puppi	None
Vice Chairman	Antoine Bernheim*	189,934 ordinary shares
CEO and Managing Director	Andrea Mencattini	None
Director	Alberto Arnaboldi	None
Director	Fabio Corsico	None
Director	Amato Luigi Molinari	None
Director	Paolo Monferino	27,272 savings shares
Director	Giulio Ponzanelli	None
Director	Paolo Vagnone	None
Director	Maurizio Sella	None
Director	Fabio Alberto Roversi Monaco	None
Director	Antonio Spallanzani	None

*           French citizen.

ANNEX A-3

DIRECTORS AND EXECUTIVE OFFICERS OF INA ASSITALIA S.P.A.

The name, title and information on ownership in Telecom Italia Shares of each of the directors and executive officers of INA Assitalia S.p.A. are set forth below.  The business address of each director and executive officer is INA Assitalia S.p.A.’s address.  Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

Office	Name and surname	Telecom Italia Shares Beneficially Owned
Chairman	Francesco Procaccini	None
Vice-Chairman	Massimo Ponzellini	None
CEO and General Manager	Fabio Buscarini	None
Director	Francesco Maria Attaguile	None
Director	Vincenzo Biondo	None
Director	Giuseppe Buoro	None
Director	Francesco Garello	None
Director	Aldo Minucci	2,595 ordinary shares
Director	Paolo Vagnone	None
Director	Carlos Zurita Delgado*	None

*           Spanish citizen.

ANNEX A-4

DIRECTORS AND EXECUTIVE OFFICERS OF GENERALI LEBENSVERSICHERUNG AG

The name, title and information on ownership in Telecom Italia Shares for the members of the Management Board and the Supervisory Board of Generali Lebensversicherung AG are set forth below.  The business address of each director and executive officer is Generali Lebensversicherung AG’s address.  Unless otherwise indicated below, all of the persons listed below are German citizens.

Management Board

Office	Name and surname	Telecom Italia Shares Beneficially Owned
Member	Onno Denekas	None
Member	Volker Seidel	None
Member	Winfried Spies, Vors.	None
Member	Karsten Eichmann	None
Member	Michael Stille	None

Supervisory Board

Office	Name and surname	Telecom Shares Beneficially Owned
Chairman	Dietmar Meister	None
Member	Wolfgang Kaske	None
Member	Giovanni Liverani*	None
Member	Susanne Hille	None
Member	Hans-Joachim Schroeder	None
Member	Wilhelm Kittel	None
Member	Torsten Utecht	None
Member	Marion Bernstein	None
Member	Berthold Bose	None
Member	Michael Karl Feulner	None
Member	Reiner Müller	None
Member	Bernd Michaels	None

*           Italian citizen.

ANNEX A-5

DIRECTORS AND EXECUTIVE OFFICERS OF GENERALI VIE S.A.

The name, title, and information on ownership in Telecom Italia Shares of each of the directors and executive officers of Generali Vie S.A. are set forth below.  The business address of each director and executive officer is Generali Vie S.A.’s address.  Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of France.

Office	Name and surname	Telecom Italia Shares Beneficially Owned
Chairman and Chief Executive Officer	Claude Tendil	None
Director	Stéphane Dédéyan	None
Director	Alessandro Donà*	None
Director	Alain Ficheur	None
Director	Jean-Yves Hermenier	None
Director	Eric Le Gentil	None
Director	Thomas Saunier	None
Director	Georges Drouin	None
Director	Yves Galland	None
Director	Paul-Marie Chavanne	None
Director	Jacques Maillot	Not available
Director	Jean-Pierre Thomas	Not available
Director	Nelly Leonhardt	None

*           Italian citizen.

Exhibit 26:
Amendment to Shareholders Agreement, dated December 10, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

Exhibit 27:
Second Renewal Agreement, dated February 29, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

Exhibit 28:	Amendment Deed to the Call Option, dated February 29, 2012, between Telefónica and Telco

Exhibit 29:	Telco S.p.A. press release, dated February 29, 2012